UpHealth, Inc.

14000 S. Military Trail, Suite 230

Delray Beach, Florida 33484

(312) 618-1322

September 28, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	UpHealth, Inc.
Registration Statement on Form S-1
File No. 333-259143

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, UpHealth, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Thursday, September 30, 2021, or as soon thereafter as practicable, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Jeffrey Selman of DLA Piper LLP (US), counsel to the Registrant, at 415.615.6095, with any comments or questions regarding this matter.

Sincerely,

/s/ Martin Beck
Martin S. A. Beck Chief Financial Officer

cc:	DLA Piper LLP (US)
Jeffrey C. Selman